KIRKLAND LAKE GOLD ANNOUNCES RECORD PRODUCTION OF 230,993 OUNCES IN Q4 2018 AND 723,477 OUNCES FOR FULL-YEAR 2018

Toronto, Ontario – January 8, 2019 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced record levels of quarterly and annual gold production for the fourth quarter (“Q4 2018”) and full-year (“2018”) of 2018, respectively. Production in Q4 2018 totaled 230,993 ounces, 28% higher than the previous record of 180,155 ounces achieved in the third quarter of 2018 (“Q3 2018”). Q4 2018 production was significantly above target levels for the quarter and was driven by record quarterly production at both Fosterville (124,307 ounces) and Macassa (69,936 ounces). Production in 2018 totaled 723,477 ounces, a 21% increase from 596,405 ounces for full-year 2017 (“2017”). Three of the Company’s mines achieved record annual production in 2018, including 356,230 ounces at Fosterville, 240,126 ounces at Macassa and 58,633 ounces at the Taylor Mine, with the Holt Mine producing 67,770 ounces for the year. The Company’s cash position at December 31, 2018 totaled approximately $332 million. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Highlights of Q4 2018 and 2018 production results include:

  Q4 2018 production of 230,993 ounces, 39% increase from 166,579 ounces in the fourth quarter of 2017 (“Q4 2017”) and 28% higher than 180,155 ounces the previous quarter
  Gold poured in Q4 2018 totaling 224,770 ounces, with total gold sales of 225,692 ounces
  Production at Fosterville totaling 124,307 ounces in Q4 2018, increase of 57% from 79,157 ounces in Q4 2017 and 37% higher than 90,618 ounces in Q3 2018; production growth in Q4 2018 reflected average grade of 39.7 grams per tonne (“g/t”), significantly above target levels
  Production at Macassa of 69,936 ounces in Q4 2018, 36% increase from 51,608 ounces in Q4 2017 and 26% higher than 55,582 ounces in Q3 2018; average grade in Q4 2018 of 25.9 g/t
  Production from Holt Complex in Q4 2018 included record quarterly production of 19,305 ounces at Taylor and production of 16,774 ounces at the Holt Mine (compared to 16,541 ounces at Taylor and 19,263 ounces at Holt in Q4 2017 and 13,333 ounces at Taylor and record production of 20,609 ounces at Holt in Q3 2018)
  2018 consolidated production totaling 723,477 ounces, 21% higher than 596,405 ounces in 2017, with increase reflecting production growth of 92,385 ounces or 35% at Fosterville, 45,889 ounces or 24% at Macassa, 7,869 ounces or 16% at Taylor and 1,093 ounces or 2% at Holt
  2018 gold poured of 722,894 ounces, with 2018 gold sales of 722,277 ounces.

Other key developments during Q4 2018 include:

  Continued exploration success at Fosterville, with infill drilling in Swan Zone continuing to return intercepts containing exceptionally high-grades, substantial widths and visible gold; Company continues to target significant growth in Swan Zone Mineral Reserves
  Increased financial strength with cash position increasing by approximately 29% during Q4 2018, with year-end 2018 cash totaling approximately $332 million
  Quarterly dividend increased to $0.04 per share effective Q4 2018 payment on January 11, 2019 to shareholders of record on December 31, 2018; Company paid Q3 2018 dividend payment of $0.03 per share on October 12, 2018 to shareholders of record on September 30, 2018
  Strong share-price performance with Kirkland Lake Gold commons shares closing on December 31, 2018 at $35.60 per share on the TSX, representing share-price increase of 85% for full year 2018.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “2018 was an outstanding year for Kirkland Lake Gold. We achieved record production of 723,477 ounces and, just as important, embarked on a program of growth that could see the Company achieve a million ounces of annual, low-cost gold production as early as 2021. A key part of our progress has been the continued transformation of Fosterville into one of the world’s greatest gold mining operations. As clearly demonstrated in Q4 2018, we continue to see much greater levels of high-grade quartz-veins with visible gold at Fosterville than had previously been estimated, which was the main driver of the mine’s substantial outperformance during the quarter and is a key reason why we expect a significant increase in Swan Zone Mineral Reserves. Turning to Macassa, our grade performance in the South Mine Complex has been excellent, with many stopes outperforming in Q4 2018, and our operations team continuing to perform very well in moving our production profile to the deeper, high-grade parts of the mine. Macassa is a very solid, consistent operation that is poised to achieve substantial production growth once our new #4 Shaft is completed, with Phase 1 completion on track for early 2022. In addition, we had record production at Taylor in Q4 2018, reflecting both improved tonnage and higher grades, and also turned in a solid performance at Holt. Entering 2019, we are well positioned for continued growth, with three-year production guidance including 740,000 – 800,000 ounces in 2019, 850,000 – 910,000 ounces in 2020 and 945,000 – 1,005,000 ounces in 2021.”

Q4 and YTD 2018 Production Results

	Q4 2018	Q4 2017	Q3 2018	2018	2017
Fosterville
Ore Milled (tonnes)	98,797	118,877	113,101	456,909	547,476
Grade (g/t Au)	39.7	21.5	25.6	24.9	15.8
Recovery (%)	98.6	96.3	97.5	97.3	95.0
Gold Production (ozs)	124,307	79,157	90,618	356,230	263,845
Macassa
Ore Milled (tonnes)	85,523	119,129	92,503	354,468	409,064
Grade (g/t Au)	25.9	13.9	19.2	21.6	15.2
Recovery (%)	98.0	96.8	97.3	97.7	97.1
Gold Production (ozs)	69,936	51,608	55,582	240,126	194,237
Holt
Ore Milled (tonnes)	118,347	127,494	135,849	471,819	462,987
Grade (g/t Au)	4.7	5.0	5.0	4.7	4.7
Recovery (%)	94.3	94.9	95.0	94.6	94.8
Gold Production (ozs)	16,774	19,263	20,609	67,770	66,677
Taylor
Ore Milled (tonnes)	103,793	89,297	94,092	382,059	292,003
Grade (g/t Au)	6.1	6.0	4.7	5.0	5.6
Recovery (%)	95.0	96.2	94.3	94.7	96.2
Gold Production (ozs)	19,305	16,538	13,333	58,633	50,764
Operations on Care & Maintenance[1]
Cosmo – Gold Production (ozs)	-	-	-	-	20,595
Holloway – Gold Production (ozs)	671	13	14	718	287
Gold Production (excluding operations on care and maintenance or sold in 2017)	230,322	166,566	180,141	722,759	575,523
Total Consolidated Production (ozs)[2]	230,993	166,579	180,155	723,477	596,405
Total Consolidated Gold Sales (ozs)	225,692	165,715	184,517	722,277	592,674

1)

The Cosmo Mine was placed on care and maintenance effective June 30, 2017 (see News Release dated May 4/17). The Holloway mine was placed on care and maintenance effective December 31, 2016 (see News Release dated Dec. 12/16).

2)	Production numbers may not add to total due to rounding.

Performance Against Full-Year 2018 Production Guidance

	Macassa	Holt	Taylor	Fosterville	Consolidated
2018 Guidance (,000 ozs) [1]	220 – 225	65 – 75	50 – 55	>330	+670
2018 Production (ozs)	240,126	67,770	58,633	356,230	723,477[2]

1)

A number of changes were made to the Company’s full-year 2018 production guidance during Q4 2018. On October 30, 2018, the Company announced that consolidated production guidance for full-year 2018 had been improved from over 635,000 ounces to 655,000 – 670,000 ounces. In addition. At the same time, the Company announced that production guidance for the Fosterville was improved to 300,000 – 310,000 ounces from 275,000 – 300,000 ounces previously, while production guidance for the Taylor Mine was revised to 50,000 – 55,000 ounces from 60,000 – 65,000 ounces previously. On December 11, 2018, the Company announced that production guidance for full-year 2018 at the Fosterville Mine was improved to over 330,000 ounces, reflecting higher than targeted grades in the first two months of Q4 2018 and the advancement of two additional Swan Zone stopes into the Q4 2018 mine plan. As a result, consolidated production guidance for the year was improved to over 670,000 ounces

2)	Includes 718 ounces related to the Holloway mine

Production in 2018 was a record 723,477 ounces, an increase of 21% from 596,405 ounces in 2017. Excluding production from mines currently on care and maintenance, total consolidated production of 722,759 ounces in 2018 grew 26% from 575,523 ounces for the previous year. The Company exceeded the 670,000-ounce minimum production target included in its current consolidated production guidance for 2018 by $53.5 million or 8%. During 2018, the Company improved its consolidated production guidance three times from the initial consolidated guidance of over 620,000 ounces, announced on January 17, 2018. Improvement in consolidated production guidance during the year were primarily driven by Fosterville, where average grades consistently outperformed target levels during the year.

Review of Operating Mines

Fosterville

The Fosterville Mine produced a record 124,307 ounces in Q4 2018, based on processing 98,797 tonnes at an average grade of 39.7 g/t and average recoveries of 98.6% . Q4 2018 production increased 57% from 79,157 ounces in Q4 2017, when the mine processed 118,877 tonnes at an average grade of 21.5 g/t and average recoveries of 96.3% . Production in Q4 2018 increased 37% from 90,618 ounces in Q3 2018, based on processing 113,101 tonnes at an average grade of 25.6 g/t and average mill recoveries of 97.5% . The average grade in Q4 2018 of 39.7 g/t was the highest ever quarterly average grade at Fosterville by a significant margin and far exceeded target levels for the quarter. The outperformance largely relates to increased operating development activity around the Swan Zone and higher than planned grades from development tonnes processed. In addition, stope production in Q4 2018 from both the Swan and Eagle zones achieved substantially higher than expected grades. Based on the completion of increased operating development metres, the Company added two Swan Zone stopes to the mine plan for Q4 2018, which also is contributed to higher levels of production.

Production at Fosterville in 2018 totaled 356,230 ounces, a 35% increase from 263,845 ounces in 2017. Record production in 2018 resulted from processing 456,909 tonnes at an average grade of 24.9 g/t and average recoveries of 97.3%, which compared to processing 547,476 tonnes at an average grade of 15.8 g/t and average recoveries of 95.0% for YTD 2017. A 58% increase in the average grade compared to 2017 mainly resulted from the continued transition to mining deeper, higher-grade stopes in the Eagle and, as of Q3 2018, the Swan Zone, which include quartz veins containing significant amounts of visible gold. The reduction in tonnes milled compared to the prior year reflected the mine’s focus on extracting high-grade stopes at depth. At current grades, the Fosterville Mill’s refining capacity is being fully utilized, with an expansion of the refinery and gold room planned for 2019. The Company is also working to establish additional mining fronts, which is expected to contribute to higher throughput by 2021.

Macassa

The Macassa Mine produced a record 69,936 ounces in Q4 2018, based on processing 85,523 tonnes at and average grade of 25.9 g/t and average recoveries of 98.0% . Q4 2018 production was 36% higher than 51,608 ounces in Q4 2017, when 119,129 tonnes were processed at an average grade of 13.9 g/t and average recoveries of 96.8% . The increase in production from the same period in 2017 reflected an 86% increase in the average grade, resulting from mining higher-grade stopes deeper in the South Mine Complex (“SMC”), as well as the impact of grade outperformance, particularly in SMC stopes around the 5700-foot level, where mining commenced near the end of 2017. The significant increase in grade more than offset a reduction in tonnes processed. Lower tonnes processed in Q4 2018 largely reflected increased selectivity in processing development material for the purpose of maximizing average grades. Q4 2018 production increased 26% from 55,582 ounces in Q3 2018, when the mine processed 92,503 tonnes at an average grade of 19.2 g/t and average mill recoveries of 97.3% . The increase from the previous quarter resulted from higher average grades in Q4 2018, mainly reflecting more favourable grade reconciliations compared to Q3 2018.

Production at Macassa in 2018 totaled 240,126 ounces, an increase of 24% from 194,237 ounces in 2017. Production in 2018 resulted from processing 354,468 tonnes at an average grade of 21.6 g/t and average recoveries of 97.7% . All tonnes processed in 2018 were from mine production. For 2017, a total of 409,064 tonnes were processed at an average grade of 15.2 g/t and average recoveries of 97.1% . Of tonnes processed in 2017, 387,053 tonnes related to mine production and averaged 16.0 g/t, with the remaining 22,011 tonnes being drawn from low-grade stockpiles and averaging 1.6 g/t. The 35% increase in the average grade from mine production in 2018 compared to the previous year resulted from mining higher-grade stopes deeper in the SMC during YTD 2018, as well as the impact of favourable grade reconciliations and improved grade control practices.

Holt

During Q4 2018, production at the Holt Mine totaled 16,774 ounces, based on processing 118,347 tonnes at and average grade of 4.7 g/t and average recoveries of 94.3% . Q4 2018 production compared to production of 19,263 ounces in Q4 2017, which resulted from processing 127,494 tonnes at an average grade of 5.0 g/t and average recoveries of 94.9%, and record quarterly production of 20,609 ounces in Q3 2018, based on processing 135,849 tonnes at an average grade of 5.0 g/t and average recoveries of 95.0% . Lower average grades compared to both prior periods reflected mine sequencing, while a reduction in tonnes processed largely reflected some stockpiling of ore from Holt in favour of processing high-grade ore from the Taylor Mine during the quarter.

In 2018, Holt produced 67,770 ounces, a 2% increase from 66,677 ounces in 2017. The small increase in production resulted from a 2% increase in tonnes processes, with the average grade of 4.7 g/t unchanged from the comparable 2017 level. Production in 2018 was based on 471,819 tonnes processed at and average grade of 4.7 g/t and average recoveries of 94.6%, which compared to 462,987 tonnes processed at an average grade of 4.7 g/t and average recoveries of 94.8% in 2017.

Taylor

In Q4 2018, the Taylor mine achieved record production of 19,305 ounces, a 17% increase from 16,541 ounces in Q4 2017 and 4% higher than 13,333 ounces the previous quarter. Q4 2018 production resulted from 103,793 tonnes at an average grade of 6.1 g/t and average recoveries of 95.0%, which compared to 89,297 tonnes processes at an average grade of 6.0 g/t and average recoveries of 96.2% in Q4 2017 and 94,092 tonnes at an average grade of 4.7 g/t and average recoveries of 94.3% in Q3 2018. The increase from Q4 2017 was mainly related to a 16% increase in tonnes processed, while a 30% improvement in the average grade, reflecting both mine sequencing and grade outperformance in Q4 2018, was the key driver of the increase compared to the previous quarter.

For full-year 2018, Taylor produced 58,633 ounces from processing 382,059 tonnes at an average grade of 5.0 g/t and average recoveries of 94.7% . Production in 2018 increased 15% from 50,764 ounces in 2017, when a total of 292,003 tonnes were processed at an average grade of 5.6 g/t and average recoveries of 96.2% .

Qualified Persons

Pierre Rocque, P.Eng., Vice President, Technical Services is a “qualified person” as defined in National Instrument 43-101 and has reviewed and approved disclosure of the technical information and data in this news release.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer operating in Canada and Australia that produced 723,477 ounces in 2018 and is on track to achieve significant production growth over the next three years, including target production of 740,000 – 800,000 ounces in 2019, 850,000 – 910,000 ounces in 2020 and 945,000 – 1,005,000 ounces in 2021. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information

This press release contains “forward looking statements” and "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development and growth potential of the Canadian and Australian operations; the future exploration activities planned at the Canadian and Australian operations and anticipated effects thereof; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form, financial statements and related MD&A for the financial year ended December 31, 2017, and its interim financial statements and related MD&A for the period ended September 30, 2018, which are filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com